Exhibit 99.3

FOR IMMEDIATE RELEASE

Compugen Presents Preliminary Results from Phase 1 Dose
Escalation Monotherapy Study of COM902 a High Affinity
Anti-TIGIT Antibody at SITC 2021

•	COM902, high affinity, IgG4, reduced Fc effector function, anti-TIGIT antibody was well tolerated with a favorable safety profile

•	Encouraging preliminary anti-tumor activity with 9 of 18 patients (50%) with a best response of stable disease, 3 patients with stable disease of at least 6 months

•
Treatment with COM902 avoided depletion of major TIGIT positive expressing lymphocytes including CD4, CD8 and NK cells, supporting Compugen’s rationale for choosing an IgG4, reduced Fc effector function anti-TIGIT antibody

•	COM902 in combination with COM701 cohort expansion in a PD-(L)1 free regimen Phase 1 has been initiated

•	Management will discuss the preliminary results as part of the Q3 earnings call, today at 8:30am ET

HOLON, ISRAEL – November 12, 2021 – Compugen Ltd. (Nasdaq: CGEN), a clinical-stage cancer immunotherapy company and a leader in predictive target discovery, today announced the presentation of preliminary results from its ongoing Phase 1 dose escalation study evaluating COM902, Compugen’s anti-TIGIT antibody, in patients with advanced solid tumors at the 36th Annual Meeting of the Society for Immunotherapy of Cancer, being held on November 10-14, 2021.

“The primary objective of this Phase 1 dose escalation study of COM902 monotherapy was to evaluate safety and tolerability and we were pleased to see that COM902 was well tolerated with a favorable safety profile. A maximum tolerated dose of COM902 was not reached.” said principal investigator and presenting author, Ecaterina Elena Dumbrava, M.D., Assistant Professor of Investigational Cancer Therapeutics at the University of Texas MD Anderson Cancer Center. “It is encouraging to achieve a disease control rate of 50% in these heavily pretreated patients who typically do not respond to PD- (L)1 inhibitors. I look forward to enrolling patients in the combination study with COM701 to continue exploring new therapeutic options for patients in need.”

Anat Cohen-Dayag, Ph.D., President and CEO of Compugen, added, “COM902 high- affinity anti-TIGIT antibody was well tolerated, showed early signs of anti-tumor activity in heavily pretreated patients with advanced solid tumors and as we expected avoided depletion of major TIGIT positive expressing lymphocytes, supporting our rationale for choosing a reduced Fc effector function anti-TIGIT antibody. These data are encouraging, in line with our science suggesting that TIGIT is a combination agent and serves as the basis for exploring our differentiated TIGIT combination strategy. In addition to our triplet study blocking PVRIG, TIGIT and PD-1 pathways, we are already enrolling patients in our Phase 1 study of COM902 in combination with COM701 for the first clinical evaluation of dual blockade of TIGIT and PVRIG in a PD-(L)1-free regimen.”

Key findings from the poster presentation titled, “COM902 (Anti-TIGIT antibody) monotherapy – preliminary evaluation of safety, tolerability, pharmacokinetics and receptor occupancy in patients with advanced solid tumors,” (NCT04354246) with a cutoff of September 3, 2021, include:

Key findings from the study
•	The study enrolled 18 patients with advanced solid tumors who exhausted all available standard therapies
•	The study population was heavily pretreated with the median number of prior therapies was 7, with a minimum of 2 and maximum of 16
•	COM902 administered IV Q3W was well tolerated with a favorable safety profile. A maximum tolerated dose of COM902 was not reached.
o
One patient in the 0.01 mg/kg dose cohort reported a dose limiting toxicity (DLT) of Grade 2 vomiting, and one patient in the 1 mg/kg dose cohort had a DLT of Grade 3 atrial fibrillation; these were assessed by the investigator as possibly related to study treatment with COM902

o	No DLTs were reported at any other COM902 doses including higher doses (3 mg/kg, 10 mg/kg)
•	COM902 3 mg/kg IV Q3W has been selected as the recommended dose for expansion
•	Best response of stable disease (SD) was reported in 9 patients (50%), with 6 patients (67%) having confirmed SD and 3 patients (17%) with SD of at least 6 months
•	No depletion of major lymphocyte populations expressing TIGIT (NK, CD4 and CD8 T cells) in the peripheral blood analysis

Study Progress
•	COM902 monotherapy expansion cohort is enrolling up to 10 patients
•	A PD-(L)1-free regimen of COM902 cohort expansion in combination with COM701 has been initiated

The poster is available to conference attendees for the duration of the SITC Congress and will be archived on the Publications section of Compugen’s website.

About Compugen
Compugen is a clinical-stage discovery and development company utilizing its broadly applicable, predictive computational discovery platforms to identify novel drug targets and develop therapeutics in the field of cancer immunotherapy. Compugen’s lead product candidate, COM701, a potentially first-in-class anti-PVRIG antibody, for the treatment of solid tumors, is undergoing Phase 1 studies as a single agent and in dual, and triple combinations. COM902, Compugen’s second fully owned clinical antibody targeting TIGIT, for the treatment of solid and hematological tumors, is undergoing Phase 1 studies as a single agent and in dual combination. Partnered programs include bapotulimab, a therapeutic antibody in Phase 1 development targeting ILDR2 licensed to Bayer under a research and discovery collaboration and license agreement, and AZD2936, a TIGIT/PD-1 bispecific in Phase 1 development derived from COM902 through a license agreement with AstraZeneca for the development of bispecific and multi-specific antibodies. Compugen’s therapeutic pipeline of early-stage immuno-oncology programs includes myeloid targets. Compugen is headquartered in Israel, with offices in South San Francisco, CA. Compugen’s shares are listed on Nasdaq and the Tel Aviv Stock Exchange under the ticker symbol CGEN. For additional information, please visit Compugen’s corporate website at www.cgen.com.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations, and assumptions of Compugen. Forward-looking statements can be identified using terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plan,” “goal,” “estimate,” “likely,” “should,” “confident,” and “intends,” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include, but are not limited to, statements relating to the effect that treatment with COM902 avoided depletion of major TIGIT positive expressing lymphocytes including CD4, CD8 and NK cells, and therefore support our rationale for choosing an IgG4, reduced Fc effector function anti-TIGIT antibody, statement regarding enrolling patients in the monotherapy expansion study and the combination study with COM701 and the plans to continue exploring new therapeutic options for patients in need. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance, or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: the effect of the global COVID-19 pandemic may negatively impact the global economy and may also adversely affect Compugen’s business and operations; clinical trials of any product candidates that Compugen, or any current or future collaborators, may develop may fail to satisfactorily demonstrate safety and efficacy to the FDA, and Compugen, or any collaborators, may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of these product candidates; Compugen’s business model is substantially dependent on entering into collaboration agreements with third parties and Compugen may not be successful in generating adequate revenues or commercializing aspects of its business model; Compugen’s approach to the discovery of therapeutic products is based on its proprietary computational target discovery infrastructure, which is unproven clinically; and Compugen does not know whether it will be able to discover and develop additional potential product candidates or products of commercial value. These risks and other risks are more fully discussed in the “Risk Factors” section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen's views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company Contact:
Yvonne Naughton, PhD
Head of Investor Relations and Corporate Communications
Email: ir@cgen.com
Tel: +1 (628) 241-0071

Investor Relations Contact:
John Mullaly
LifeSci Advisors, LLC
Email: jmullaly@lifesciadvisors.com
Tel: +1 (617) 429-3548